FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ Tim Paine
Company Secretary
(Signature)*

Date 12 July 2004

* Print the name and title of the signing officer under his signature.

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Media Release	Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 18 June 2004

ANZ confirms earnings guidance unaffected by  Telstra-PCCW Reach settlement

Following today’s announcement by Telstra and PCCW regarding their Reach joint venture, ANZ confirmed the additional provisioning associated with the settlement between Reach and its syndicate bankers is not material to ANZ and its 2004 earnings guidance remains unchanged.

While no formal disclosure is required, given market interest in the Reach settlement ANZ has issued a clarification of its exposure and expected provisioning.

ANZ’s credit exposure to Reach is $US80 million (A$115 million) as part of a US$1.2 billion syndicated term loan facility provided by eight international banks.

The commercial settlement between Reach and its syndicate bankers will result in ANZ making a further specific provision of approximately A$50 million in the current half.  ANZ confirmed it had raised a specific provision for Reach in its first-half results.

ANZ Chief Operating Officer Dr Bob Edgar said: “The Reach credit loss is extremely disappointing.  ANZ’s role in the banking syndicate was a result of our domestic banking relationship with Telstra at the time and their formal request for our participation.  Today’s settlement finalises our involvement.  The additional provision will be taken within ANZ’s already strong level of provisioning.

“In recent years we have substantially reduced our exposure to the telecommunications sector which now represents under 1% of total lending assets.  More than two thirds of our exposure to   the sector is now in domestic assets in Australia or New Zealand.

“This has been part of a long-term strategy to materially improve overall average credit quality by the derisking of offshore portfolios, reducing client concentration risk and increasing the emphasis on personal lending assets.

“The additional specific provision will not impact on the outlook for 2004 earnings as we continue to expect specific provisions to be below 2003 levels and the current Economic Loss Provision charge for expected credit losses.  We continue to expect a full-year earnings in line with market expectations with cash earnings per share growth of at least 9 per cent*,” Dr Edgar said.

For media enquiries, contact:	For investor enquiries, contact:

Paul Edwards	Simon Fraser
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	email: simon.fraser@anz.com

* As previously advised, excludes goodwill, significant transactions, expenditure on integration of The National Bank of New Zealand and adjusting for the bonus element of the rights issue.

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Media Release	Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 25 June 2004

ANZ achieves New Zealand amalgamation on schedule

ANZ today announced ANZ New Zealand and The National Bank of New Zealand would achieve legal amalgamation on schedule, effective from Saturday, 26 June 2004.

Legal amalgamation follows the Reserve Bank of New Zealand’s formal consent to amalgamation received by ANZ today.

From tomorrow ANZ’s legal entity in New Zealand will be ANZ National Bank Limited, although the Group’s strategy remains to run the ANZ and NBNZ brands and branch networks separately.

Sir John Anderson, Chief Executive of ANZ New Zealand and The National Bank of New Zealand said legal amalgamation was an important milestone, which allowed integration plans to be put into effect over the coming months.

“We have worked very hard in the months leading up to amalgamation on our integration plans, and just as importantly, on continuing to serve our customers, retaining our market competitiveness and creating a better organisation for New Zealand,” Sir John said.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel:  +61-409-655 550

email:  paul.edwards@anz.com

In New Zealand:

Cynthia Brophy

General Manager Corporate Affairs, NBNZ

Tel:  +64-4-802 2382 or +64-21-832 500

email:  cynthia.brophy@nbnz.co.nz

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Media Release	Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 29 June 2004

Kingfisher Trust 2004-1G

Australia and New Zealand Banking Group Limited (ANZ) today announced that Kingfisher 2004-1G, a newly formed trust, intends to issue US$1 billion of Mortgage-Backed Floating Rate Notes, backed by Australian residential mortgage loans originated by ANZ, for settlement on 7 July 2004.

Pricing was set in New York overnight for the Class A Notes at a note rate of 13 basis points over 3-month LIBOR, following a successful roadshow through Asia, Europe and the United States.

The Class A Notes will be rated AAA/Aaa/AAA by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

The Class A Notes have been registered with the Securities and Exchange Commission in the USA pursuant to a registration statement filed by ANZ Capel Court Limited, a subsidiary of ANZ, as trust manager.  The registration statement became effective Monday 28 June 2004 (New York time).

Also priced were A$23.5 million of Kingfisher Trust 2004-1G Class B Notes rated AA/AA by Standard & Poor’s and Fitch Ratings, respectively. The Class B notes will not be registered with the Securities and Exchange Commission of the United States.

Pricing on the Class B Notes is undisclosed. ANZ Investment Bank is the lead manager of the Class B Notes.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A prospectus may be obtained from ANZ.

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www.anz.com

6

Shareholders

Chairman’s Report

Interim Results

NBNZ Update

CEO’s Review

Community

Making a difference to financial literacy

Saver Plus

Community Development Finance

ANZ Community Fund

Seeds of Renewal

Environmental Sustainability

Staff

Chief Operating Officer

Segment Reorganisation

ANZ awarded Best Bank

Customers

ANZ Mortgage Solutions

Customer Charter Update

Important Dates

Greg Clark joins ANZ Board

Effective 1 February 2004, Mr Greg Clark joined the ANZ Board. Mr Clark is Principal of Clark Capital Partners, a firm based in the United States that advises internationally on technology and the technology market place.

He holds a Bachelor of Science (Hons) from the University of Tasmania and a PhD in Physics from the Australian National University and is a fellow of the Australian Academy of Technological Sciences and Engineering, the American Physical Society, and the New York Explorers Club. Mr Clark was a member of the Australian Prime Minister’s Science and Engineering Council from 1992 until 1999.

In announcing Mr Clark’s appointment, ANZ Chairman Mr Charles Goode said: “We are delighted to have someone of Mr Clark’s calibre and technological background join the Board. He brings with him the benefits of international experience and a distinguished career in microelectronics, computing and communications. Mr Clark will especially assist the Board in its deliberations in the area of technology, which is a complex area and one of the major opportunities and challenges facing banking in the 21st Century.”

John Morschel to join ANZ Board

Effective 1 October 2004, Mr John Morschel will join the ANZ Board. Mr Morschel has a strong background in banking and financial services and is one of Australia’s most experienced company directors.

From 1993 until 2001, he was a Director of Westpac Banking Corporation, including two years as Executive Director, where his responsibilities included retail banking and wealth management.

Mr Morschel is currently Chairman of Rinker Group Limited and is a Director of Rio Tinto plc, Singapore Telecommunications Limited and Tenix Pty Limited. Formerly he was Chairman of Leighton Holdings Limited, Chairman of CSR and Chairman of Comalco Limited.

Previously Mr Morschel had a distinguished career with Lend Lease Corporation where he was Managing Director from 1988 to 1995. His other roles at Lend Lease included Managing Director of MLC from 1984 to 1988.

In announcing Mr Morschel’s appointment, ANZ Chairman Mr Charles Goode said: “Mr Morschel brings with him the experience of being a director of major Australian and international companies and extensive experience in banking and financial services.”

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Shareholders

A track record of strong profit growth:

Net Profit After Tax excluding significant transactions

“We have again produced a solid, consistent financial performance and we are creating growth options for the future.”

Chairman’s Report

Dear Shareholders

Enclosed with this edition of Shareholder Contact is the advice of your 2004 Interim Dividend. Your Directors were pleased to increase the dividend by 11% (adjusted for ANZ’s recent rights issue) to 47 cents per share fully franked.

Your Board of Directors recognises shareholders are looking for growth as well as safety. The increase in the dividend reflects a solid first half driven by strong asset growth and prudent management of margins, risks and capital.

Excluding significant transactions in the half, operating profit after tax was $1,312 million, up 15%. This includes four months’ contribution from The National Bank of New Zealand, which was acquired in December 2003. The acquisition, together with ANZ’s existing business in New Zealand, has created the leading bank in New Zealand and one of New Zealand’s leading companies. It gives ANZ a much stronger, more sustainable and diversified domestic business base. Integration of our New Zealand business is on track.

In other areas, we have maintained momentum in our specialist businesses. Segments in the personal, small business and corporate markets performed well.

The institutional segment was subdued, reflecting, in part, a strategic decision to reduce risk with consequent earnings sacrifice.

Costs were contained with our cost-to-income ratio at 45.1%, which continues to place us among the most efficient banks in the world. Risks continue to reduce. Net specific provisions were down by 24% to $196 million and trading risk continued to be modest and remains the lowest of the major Australian trading banks. Our capital position remains strong with the Group’s adjusted common equity ratio at 5.2%, at the upper end of our target range.

As we look to the period ahead, we believe the global economic environment will be positive and our strength in business banking should be an advantage. In this environment, ANZ is also focused on how it continues to create sustainable profits and returns for shareholders over the longer term.

Overall, ANZ has recorded a solid result in this half year. We are making good progress around our business priorities. We have again produced a solid, consistent financial performance and we are creating growth options for the future.

We are confident this will enable us to continue to deliver value for you, our shareholders.

Charles Goode

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Interim results

ANZ interim cash earnings per share up 11%

In the six-month period ending 31 March 2004, ANZ recorded a net profit after tax of $1,396, up 22% on the same period last year. Earnings per share were 76.8 cents, up 11%.

Excluding significant transactions in the half, the profit after tax was $1,312 million, up 15% on the same period last year. Underlying earnings(excluding significant items, The National Bank of New Zealand-NBNZ and adjusting last year’s base earnings for TrUEPrS) were up 10%. Cash earnings per share were 78.9 cents, up 11% on the same basis.

ANZ’s 2004 interim earnings include four months’ contribution from NBNZ which was acquired in December 2003. The acquisition has been immediately accretive to earnings per share for the Group. It has increased the opportunity and lowered the average business risk for the Group.

Asset growth was particularly strong.  Excluding NBNZ, net loans and advances grew by 10%. Costs continued to be well-managed and the cost-income ratio marginally improved. Return on equity fell below 20%, mainly as a consequence of the NBNZ acquisition.

Risk reduction continues to be a strategic priority. Net specific provisions were down by 24%, net non-accrual loans down by 14% and international assets 19% lower. Australia and New Zealand now account for 93% of Group assets. Trading risk continued to be modest, with total average value at risk of $1.4 million for all trading activities in the half at a 97.5% confidence level.

Compared with the strong second half of last year, first half profits were up 16%. Excluding significant transactions earnings were up 9%. Underlying earnings were up 4% and cash earnings per share excluding significant transactions were up 5%.

Results Summary

Profit after tax (compared with first half 2003)

• $1,396 million - up 22%

• $1,312 million excluding significant items - up 15%

• $1,241 million underlying* - up 10%

Earnings per share 76.8 cents - up 11%

Cash EPS excluding significant transactions 78.9 cents - up 11%

Interim dividend 47 cents - up 11% (adjusted for rights issue)

Cost to income ratio 45.1% - down from 45.6% (excluding significant items)

Return on equity 18.4% - down from 20.3% (excluding significant items)

Risk reduced, sustain ability improved

• Net specific provisions $196 million - down 24%

• International assets down 19%

• Australia and New Zealand account for 93% of total assets

• Net non-accrual loans reduced by 14%

• Average trading value at  risk $1.4 million at 97.5% confidence

Profit after tax(compared with second half 2003)

• Headline - up 16%

• Excluding significant items - up 9%

• Underlying* - up 4%

• Cash EPS(excluding significant items) - up 5%

* Excluding NBNZ, significant items and base adjusted for TrUEPrS.

NBNZ Update

In May ANZ received written advice from the Reserve Bank of New Zealand confirming it would consent to legal amalgamation of ANZ New Zealand and The National Bank of New Zealand (NBNZ).

On 26 June 2004, ANZ Banking Group (New Zealand) Limited and The National Bank of New Zealand Limited amalgamated into one legally registered company called ANZ National Bank Limited.

Legal amalgamation was a formal step required before integration of the two businesses could commence. ANZ’s strategy remains to run the ANZ and NBNZ brands and branch networks separately.

The Reserve Bank of New Zealand’s consent was subject to a number of formal undertakings made by ANZ. These included:

•                       Ensuring the primacy of the New Zealand Board of Directors in overseeing management of the bank and ensuring staff have primary responsibility to the New Zealand Managing Director and Board of the bank.

•                       Location and operation of the bank’s domestic systems in New Zealand and the New Zealand Board having the practical ability to control the management and operation of domestic and other systems on a standalone basis in the event of a crisis.

ANZ Chief Executive Officer Mr John McFarlane said: “We have had a constructive dialogue with the Reserve Bank of New Zealand over recent months in order to meet both the regulator’s requirements and our business needs.

“Integration is on track.  Last month, we confirmed revenue synergies have been upgraded while cost synergies are in line with those disclosed in the rights issue prospectus, with newly identified cost synergies being offset by some increased processing costs in New Zealand.

“We have an outstanding leadership team in New Zealand headed by Sir John Anderson. Our integration plan delivers on our commitment for the New Zealand business to be managed and staffed locally and associated closely with the community in New Zealand, while at the same time having the benefits of being a close family member of the ANZ Group,” Mr McFarlane said.

“We have an outstanding leadership team in New Zealand headed by Sir John Anderson”.

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CEO’s Review

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ has had a solid first half driven by strong asset growth and prudent management of margins, risks and capital.

“We have maintained momentum in our specialist businesses. Segments in the personal, small business and corporate markets performed well. In particular, we had better than expected results in Consumer Finance where changes to credit card programs following Reserve Bank reforms were well managed, and in Personal Banking, which benefited from the interest rate environment. ING Australia showed substantial improvement. Mortgages had strong volumes but suffered substantial margin squeeze. Institutional was subdued due to adverse exchange rate movements and a strategic decision to reduce risk with consequent earnings sacrifice.

“Geographically, our businesses in Australia performed particularly well. New Zealand businesses performed respectably, despite significant competitive attack and the normal uncertainties associated with a major acquisition. International earnings increased despite unfavourable exchange rate movements. Europe and North America came off their cyclic allows. Our Pacific businesses performed well, but Asia was subdued.

“Banking is a complex and cyclical business. We recognise there are concerns regarding the maturity of the banking industry and its position in this economic cycle, particularly with a rising interest rate environment, a softening housing and consumer sector and an ongoing focus on corporate governance. While the move towards stronger regulation globally will have its positive effects, it also comes at a cost.

“At ANZ, we have taken considerable steps to create a strong diversified business foundation. We now have a much stronger franchise across Australia, New Zealand and the Pacific, with a number of leading positions.

“I am satisfied with our progress on integration in New Zealand. The increased regulatory requirements relating to the management of a crisis are understandable, given the market share of the integrated bank. I am confident our plans will satisfy these requirements and achieve our targeted timetable and results for the combined bank.

“Our risk domestically and internationally, particularly in our Institutional businesses, has been reduced substantially such that overall risk is approaching an optimal level.

“We will continue on our journey to improve the growth and sustainability of the Group and to lower risk while maintaining earnings momentum. We have a well-developed and demonstrated execution capability, with world-class efficiency and a strong leadership and management team that can manage the business well across the cycle.

“ANZ is now a very different bank .”

“ANZ is now a very different bank. Our specialised business model is unique. Our move to cluster our specialist businesses around customers to develop greater coherence and synergy, while maintaining their individual vitality, should enable us to continue to advance our strategic position.

“We also recognise shareholders are looking for growth as well as safety. Notwithstanding its challenges, we believe the domestic and international environment is in a positive phase and our strength particularly in the corporate area should be an advantage in the period ahead. Going forward we will have a greater emphasis on identifying and investing in organic growth opportunities, mostly in Australia.

“All in all, we believe the environment is sufficiently favourable for us to be confident about our prospects for the year as a whole,” Mr McFarlane said.

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Community

ANZ is committed to making sustainable, meaningful contributions to the communities in which we operate.

During the past 12 months we have focused our efforts toward issues directly relating to financial services.

We also recognise the importance of supporting local causes; our frontline staff continue to connect with their local communities through the ANZ Community Fund and the Seeds of Renewal program.

ANZ strives to improve the well-being of our communities and we understand that by succeeding, we stand not only to gain, but to maintain the community’s trust.

Making a difference to financial literacy

In May 2003 ANZ released its ground-breaking research into adult financial literacy levels in Australia.

Since then, ANZ has been working to ensure Australians are equipped to make informed decisions regarding all aspects of their finances.

ANZ’s action plan for ‘Making a difference to financial literacy’ involves three are as of commitment; to staff, customers and the community, including:

•                       Creating the most ‘financially fit’ workforce in Australia.

•                       Generating widespread community awareness of the need for financial literacy education.

•                       Developing innovative programs to improve financial literacy and financial inclusion in Australia.

•                       Ensuring products, services and customer communication are easy to use and understand.

Some of the progress ANZ has made includes:

•                       Working with consumer representatives nominated by some of Australia’s leading financial counselling, credit reform and financial regulatory services and authorities to produce Money Minded - an adult financial education program providing those facing financial difficulty with financial skills for the future.

•                       Publishing ‘Kick-start your financial fitness’ - a resource for customers offering practical advice on how to effectively manage money, including information and tips on saving, managing debt and credit, investing, retirement planning and protecting assets.

•                       Hosting a visit to Australia by Professor Elaine Kempson, Social Policy Researcher with the University of Bristolin the United Kingdom, who has 17 years’ research experience in personal financial services and household money management issues.  Professor Kempson met with a number of government policy makers, consumer groups and bank representatives to discuss Australian opportunities to further progress financial literacy.

•                       ANZCEO and Chairman of the Australian Bankers Association John McFarlane is the banking industry representative on the Commonwealth Government’s Consumer and Financial Literary Taskforce, which will develop the first ever national strategy for improving financial literacy.

Financial literacy is an essential skill for individuals to succeed within modern society. By working to improve financial literacy ANZ aims to contribute to the long-term well-being of individuals, and in turn, the broader community.

ANZ is committed to making sustainable, meaningful contributions to the communities in which we operate.

A staff member and customer review the ‘Kick start Your Financial Fitness’ booklet

John McFarlane and members of the Federal Government’s Consumer Financial Literary Taskforce

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Saver Plus

Saver Plus is Australia’s first matched savings program, offering more than 270 Australian families an additional two dollars for every one dollar they save, up to $2000, for the purchase of secondary education resources.

Saver Plus was developed by ANZ and the Brotherhood of St Laurence. The pilot commenced in June 2003 in Frankston, Victoria and has since been extended to Shepparton, Victoria, with Berry Street Victoria; and Campbelltown, New South Wales, with The Benevolent Society.

Saver Plus brings together strengths of the business and community sectors to creatively address how those on low incomes can build savings.

Over the long-term, Saver Plus aims to assist participants begin a savings habit, become life-long savers and move toward greater self-sufficiency.

Financial training is an important feature of the program, as education is a keyelement in facilitating change in spending and savings habits. In the words of one participant (a single mother of two teenage children): “The big benefit for me won’t be the matched $2000, it will be changing the way I handle money. That can last a lifetime.” The Saver Plus pilot is being evaluated by RMIT University. The interim report is due in June and will be available on ANZ’s website.

Community Development Finance

ANZ is considering Community Development Finance (CDF) opportunities in Australia. CDF refers to financial services provided to people who may have difficulty accessing these services through ‘mainstream’ channels. It may include the provision of small loans, acceptance of small savings deposits and financial literacy training.

ANZ has released a discussion paper to scope the potential for CDF programs in Australia. We have also commissioned research to understand the extent to which some people may struggle to access mainstream financial services.

ANZ will publish the results of responses to the discussion paper and the research in the second half of 2004.

ANZ Community Fund

The ANZ Community Fund recognises the importance of supporting local community issues at a grass roots level. No two communities are the same - the ANZ Community Fund empowers frontline staff to contribute both financial and in-kind resources to help deliver local programs of value.

Following an 18-month pilot, the ANZ Community Fund was extended nationally in December 2003. To date, more than $260,000 has been spent and our people have participated in more than 160 local projects.

Two of these projects include:

Sprout Market Garden for the Disabled

ANZ staff in Collingwood, Victoria, have been working with the Richmond Fellowship of Victoria (RFV) to design and plant a market garden. The ANZ Community Fund purchased materials and seedlings for the garden and staff have volunteered to help RFV clients with mental disabilities create the market and sensory garden.

Circular Head Community and Recreation Centre

ANZ staffin Smithton, Tasmania, have helped raise funds for the new Circular Head Community and Recreation Centre, by participating in a two-day 86-kilometre walk and making a contribution of $11,000 to the facility from the ANZ Community Fund. ANZ staff will continue to volunteer for future working bees at the centre.

Seeds of Renewal

Seeds of Renewal - a grants program for small, rural communities - is being offered by ANZ and the Foundation for Rural and Regional Renewal (FRRR) for a second year.

Following the success of the program in 2003, in which more than $150,000 was distributed to more than 30 drought-affected communities, the program has been offered in 2004 to all Australian rural communities with less than 15,000 people.

This year’s theme is ‘Sustaining Rural Communities’ and almost $300,000 in small grants will be contributed to projects to improve education, youth, employment, training and health opportunities in rural Australia.

FRRR will assess all applications and in June 2004, ANZ and FRRR will announce successful applicants.

Professor Elaine Kempson (seated, centre) with members of the Saver Plus research and management teams

ANZ staff in Smithton, Tasmania, helped raise funds for the new Circular Head Community and Recreation Centre (Photo courtesy Circular Head Chronicle)

Environmental Sustainability

ANZ is committed to identifying the impact of its operations on the environment, as well as understanding how existing and emerging environmental issues may present either a risk or an opportunity for our business.

ANZ’s approach to environmental management is based on creating value for society and shareholders through strong financial growth on the basis of environmentally responsible and sustainable business practice.

In 2004 our focus and achievements have included:

•                       Development of an Environmental Management System (EMS) that is integrated into, and value-adding to, existing business strategy.

•                       Engagement with key external environmental groups to gain a better understanding of key issues facing ANZ.

•                       Signatory to the Finance Initiative of the United Nations Environment Program.

•                       Evaluation of opportunities for developing new products and value-adding to existing financial products that support environmental sustainability.

•                       Initiatives for greater efficiency in the use of natural resources and hence waste minimisation, decreasing direct environmental impacts and associated operating costs.

•                       A review of existing lending policies and procedures to ensure that business risks arising from financing in environmentally sensitive areas are better understood.

•                       Maintained membership on the Dow Jones Sustainability and FTSE4Good indices which include the top financially performing companies who have demonstrated social and environmentally responsible practice.

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Staff

Chief Operating Officer

In October Mr Bob Edgar was appointed to the position of Chief Operating Officer reporting to the CEO, Mr John McFarlane. In this newly created role Mr Edgar assists the CEO in managing the business of ANZ, and is responsible for overseeing operational business plans and performance.  He will manage ANZ’s specialist businesses on a day-to-day basis.

Segment Reorganisation

Personal Banking

Changes were made in April to Personal Banking, creating a new division which clusters all of ANZ’s specialised businesses primarily serving personal customers.

Mr Brian Hartzer, formerly Managing Director Consumer Finance, was appointed Group Managing Director Personal Banking. This new division comprises Personal and Wealth Distribution, Mortgages, Credit Cards, Merchant Services, Banking Products and Rural Banking.

Mr Greg Camm, formerly Managing Director ANZ New Zealand, was appointed Managing Director Personal and Wealth Distribution, reporting to Mr Hartzer.

Institutional Banking

Mr Steve Targett, previously an executive director of Lloyds TSB, was appointed Group Managing Director Institutional.

This division comprises Institutional Banking, Trade and Transaction Services, Foreign Exchange, Capital Markets and Corporate and Structured Finance. Institutional has responsibility for these segments worldwide.

Corporate Banking

Mr Graham Hodges was appointed Group Managing Director Corporate which comprises Corporate Banking, SME Banking and now includes micro-business banking, previously part of Personal Banking.

New Zealand

Sir John Anderson was appointed Managing Director of ANZ New Zealand and Chief Executive of The National Bank of New Zealand.

Asia Pacific

A new division that brings group level focus to ANZ’s diverse and geographically spread businesses and customers across the region.

This division is headed by Mr Elmer Funke Kupper, who was previously Managing Director Personal Banking and Wealth Management Australia.

These divisional executives report to the Chief Executive Officer and the Chief Operating Officer, as do Esanda, ING Australia and Private Banking, a new high-growth specialist business headed by Mr Michael Saadie, Managing Director Private Banking. The changes were effective 1 May 2004.

ANZ awarded Best Bank 2004

ANZ has been named the Best Bank in Australia for 2004 at the 14th Annual Australian Banking and Finance Magazine Awards. The awards recognise excellence in the delivery of financial services and are determined by our peers across the industry. This is a tremendous achievement made possible only through the dedication and customer focus shown by our staff.

The award caps off a winning streak for ANZ.  We have also been recognised in the following Awards:

Customer Service Institute of Australia’s Service Excellence Award where ANZ was awarded:

•                       Victorian Large Business Award for Service Excellence.

•                       Highly Commended in the national Large Business Award for Service Excellence.

A comprehensive set of criteria is used to assess entrants in the awards, including company philosophy, management and leadership, people, innovation and improvement, responsiveness, customer satisfaction and results and problem solving.

National Work and Family Awards

Highly Commended - Large Business Award for the most outstanding organisation with more than 500 employees. An Australian government and business partnership, the awards recognise excellence in work and family initiatives. The awards were presented by Kevin Andrews, Federal Minister for Employment and Workplace Relations.

Some of the initiatives at ANZ impressing the judges were:

•                       Co-parent paid leave of one week.

•                       Employees can use paid sick leave to attend prenatal classes and adoptive meetings.

•                       Uncapped use of sick leave for Carer’s leave.

•                       Lifestyle leave enables employees to take up to four weeks additional unpaid leave for any purpose including family responsibilities, travelor study.

Customers

ANZ Mortgage Solutions

ANZ Mortgage Solutions is a new initiative to develop a mortgage franchise network within ANZ’s specialist Mortgages business. ANZ will initially focus on establishing 15 franchises in Melbourne, Sydney and Queensland by 1 July, with the view of rolling out 175 franchises nationally.

Franchisees will sell ANZ mortgage products exclusively, operating within a defined geographic area. Primarily they will generate new customers from their own referral networks and be supported by the ANZ Home Buyer’s Line for enquiries.

ANZ will provide franchisees with a complete business system including training, technology, marketing and business support. Mr Steven Heavey joins ANZ from Mortgage Choice as Head of ANZ Mortgage Solutions and will have over all responsibility for the new franchise distribution channel.

ANZ Managing Director Mortgages Mr Chris Cooper said:  “ANZ Mortgage Solutions is a unique approach to developing a specialist mobile mortgages sales network that gives ANZ a 24-hour, 7-day-a-week customer service proposition.

The initiative is targeted at non-ANZ mortgage customers.  Each franchisee will operate as a small business owner, leveraging ANZ’s brand and award-winning mortgage products to introduce new lending business we would not normally see.”

Customer Charter Update

Highlights from the 2003 Customer Charter Annual Report released in February 2004 include:

•                       A strong performance in account opening for personal banking, personal loans and car loans.

•                       The average branch queue waiting time has fallen significantly from 3 minutes in 2002 to 1.9 minutes in 2003.

•                       The target to answer calls to ANZ’s 13 13 14 customer service number within 1 minute was achieved for 85% of calls in 2003, and improved to over 90% by the end of the year. • A strong performance in 24-hour, 7-day accessibility of electronic channels including telephone and ATM banking with availability consistently above 99%.

•                       11% fewer complaints in 2003 than in 2002; marking a signficant improvement.

The four key service priorities for 2004 identified in the Annual Report were:

•                       Making faster progress on branch queues in peak periods - 30% of customers were still waiting more than 5 minutes to be served in a sample of branches.

•                       Continuing to reduce the number of complaints and answering them much faster - while prompt action reduced the number of complaints, only 56% of complaints received were resolved within 10 working days, versus 70% in 2002.

•                       Reducing processing backlogs, particularly in mortgages - the back logs followed record home lending applications (up 131% in 2003) and resulted in $100,750 of fees being refunded to customers, compared with $26,260 refunded in 2002.

•                       Answering more calls with in 1 minute - 85% of calls to ANZ’s 13 13 14 customer service number were answered within one minute compared with 89% of calls in 2002.  This was primarily the result of a significant increase in call numbers in December 2002 and January 2003, following technology issues that affected customers’ day-to-day banking.  Performance has improved significantly since then and was above 90% in the final months of 2003.

A full copy of the ANZ Customer Charter Annual report can be found at www.anz.com.

Important Dates

26 October 2004	•	Annual Results Announced

4 November 2004	•	Ex Dividend Date

10 November 2004	•	Record Date

17 December 2004	•	Annual General Meeting in Melbourne
	•	Payment of Final Dividend

13

UBS Conference – Critical
Success Drivers

Australia and New Zealand Banking Group Limited

June 2004

Dr Bob Edgar

Chief Operating Officer

A solid performance in the first half…

			v Mar 03		v Sept 03

NPAT
•Headline	$1,396	m	Ý	22%	Ý	16%
•Excluding significant transactions	$1,312	m	Ý	15%	Ý	9%
•Underlying excl NBNZ(3)	$1,241	m	Ý	10%	Ý	4%

EPS	76.8	cents	Ý	11%	Ý	5%

Cash EPS(1)	78.9	cents	Ý	11%	Ý	5%

Dividend fully franked(2)	47	cents	Ý	11%	Ý	n/a

1.              EPS excluding significant transactions and goodwill amortisation

2.              March 03 dividend of 44c adjusted for bonus element of rights issue (@0.9597)

3.              Excludes significant items, NBNZ and adjusts base for TrUEPrS swap

…across most divisions…

Division	PCP Growth			Key Drivers

Consumer	$81m	Ý	23%	• Underlying profit up 15%*
				• Australia distribution up 13%
				• Mortgages flat - 22% asset growth offset by rising rate basis squeeze and wholesale funding costs
				• Consumer Finance up 116%, underlying* up 39%
				*after adjusting for cards under accrual in 1H03

Institutional	$(4)m	ß	1%	• Assets reduced 8% due to portfolio de-risking
				• Appreciation of the AUD on USD earnings

Corporate	$16m	Ý	12%	• Strong lending growth in both Corporate and SME
				• Expenses up 12% to expand SME footprint

New Zealand	$136m	Ý	large	• Acquisition of NBNZ makes comparison difficult
				• Underlying profit squeezed by exchange rates and rising rate environment

Other	$(1)m			• 11% growth in Esanda due to buoyant car market
				• Pacific down 6%, mainly exchange rate
				• Treasury down 8% due to rate environment
				• ING wealth JV up 18%

…continuing an enviable track record

* before abnormal items and significant transactions

The key long term success drivers include an engaged workforce…

…and sustained investment in the business

Following efficiency drive, ANZ has already moved to investment phase
Expense Growth – 3 year Moving Average

*Growth rates adjusted for abnormal items, significant transactions, discontinued business,TrUEPrS swap income, ING Australia and NBNZ acquisition

Helped by an attractive high growth, low risk market

High Return

•                  Australia and NZ have had high growth compared to other developed markets

Average Real GDP Growth
(1993-2003)*

Source:*International Monetary Fund

Low Risk

•                  The New Zealand banking market has a lower credit risk history

Doubtful debts expense/Average
Loans and Advances (%)

# 5 top NZ banks for 2002

^ 4 top Australian banks for 2003

** Source – Citigroup Smith Barney top 5

Some specific drivers of success

•                  Consumer Banking – building a strong position

•                  New Zealand - delivering a successful integration

•                  Corporate/SME – continuing to invest & grow

•                  Institutional – risk profile transformed, return to growth

Building a strong position in the low fade domestic consumer market

We now have a combined retail customer base across Australia & New Zealand of approximately 5.1m customers

•                  We have a scale position

•                  Relative market shares indicate the capacity to derive profit from retail banking

Retail Market Share in Australia & New Zealand*

* source: ANZ -weighted average of Australian and New Zealand market shares, based on Roy Morgan data in Australia (share of traditional banking) and ACNeilson data in NZ (share of main bank customers)

We have already started to deliver good performance

Consumer NPAT growth superior to peers (1H04 v 1H03)

Deposit volume growth on par with peers (1H04 v 1H03)

Customer satisfaction at top of major peer group

ANZ mortgage FUM growth superior to peers (1H04 v 1H03)

Source: Roy Morgan Research for the 12 months ended Feb 2004. Peer average includes Westpac only, CBA and NAB. Data based on rolling 12 month averages. Respondents hold transaction account at their nominated main financial institution. Satisfaction is defined as “very” or “fairly” satisfied. “Can’t says” are included in the base.

*ANZ includes PBA, Consumer Finance and Mortgages, NPAT adjusted for cards under accrual

WBC includes Consumer Distribution and Consumer Products

SGB includes Personal Customers (excludes BankSA)

NBNZ integration is focused on creating the leading bank in New Zealand

Three key reasons for mergers not succeeding

•                                          We have found the rightpartner at an attractive price

•                                          Post merger management is our key focus

•                                          A 1% change in revenue is equivalent to ~20% of cost synergies* – protecting and building the franchise is critical

•                                          Our integration objectives reflect this, with a very strong focus on the customer

Source: A.T. Kearney Global PMI Survey (1998)

* Based on prospectus cost synergies

NZ market share – long term goal to grow share, but may be some adverse impact in short term

•                  Although customer attrition built into business case, customer numbers have actually grown since date of acquisition

•                  NZ GDS reports for March provide mixed evidence regarding market share of lending

Credit Growth – March Quarter

•                  Partly reflects underweight position in high growth Auckland market

•                  Below market growth results in ~0.2% fall in market share for NBNZ

•                  ANZ growth rate compares well to previous ANZ performance

•                  ANZ National performed better than market, with increased market share

•                  Seasonal decline following Christmas spending

•                  Largely driven by a small number of large corporates

•                  For example, in NBNZ three “interbank & other finance company” customers paid down facilities by $0.5b

•                  NBNZ’s mid market “Commercial” grew 3% in the quarter

Corporate & SME – continuing to invest and grow

IFS risk profile transformed, at a cost to profit growth

NPAT composition shifted towards less volatile and more sustainable earnings

*End of period NLA’s

After six years of risk reduction we are now approaching optimal levels

Offshore exposure

International Asset to Group Assets

International NPAT to Group NPAT *

Trading Value at Risk #

*excludes significant and abnormal items

# Average daily Value at Risk at 97.5% confidence interval

Focus on critical success drivers has delivered a solid result and good prospects

•                  A solid first half, building on a strong track record

•                  Consistent focus on risk reduction and sustainability has created:

•                  more domestically focussed portfolio

•                  a more sustainable business mix, with higher proportion of consumer business

•                  less volatile earnings stream

•                  Gaining traction in consumer businesses with recent restructuring designed to deliver next phase of growth

•                  NBNZ the right partner at the right price:

•                  Immediately accretive

•                  Strong focus on delivering a successful integration

•                  Specialisation focus continues to deliver growth in key areas such as SME and Corporate

Guidance for the year unchanged We remain confident about prospects

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser
Head of Investor Relations

ph: (613) 9273 4185    fax: (613) 9273 4091    e-mail: simon.fraser@anz.com